UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 August 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES 06 August 2018	Announcement Diageo plc share repurchase programme 10 August 2018
Announcement Publication of Prospectus 10 August 2018	Announcement Transaction in Own Shares 10 August 2018
Announcement Close of the PTO for shares in SJF 13 August 2018	Announcement Transaction in Own Shares 13 August 2018
Announcement Director/PDMR Shareholding 14 August 2018	Announcement Transaction in Own Shares 14 August 2018
Announcement Transaction in Own Shares 15 August 2018	Announcement Director/PDMR Shareholding 16 August 2018
Announcement Transaction in Own Shares 16 August 2018	Announcement Transaction in Own Shares 17 August 2018
Announcement Transaction in Own Shares 20 August 2018	Announcement Transaction in Own Shares 21 August 2018
Announcement Transaction in Own Shares 22 August 2018	Announcement Transaction in Own Shares 23 August 2018
Announcement Transaction in Own Shares 24 August 2018 Announcement Transaction in Own Shares 29 August 2018 Announcement Transaction in Own Shares 31 August 2018	Announcement Transaction in Own Shares 28 August 2018 Announcement Transaction in Own Shares 30 August 2018

Diageo PLC – CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES
Dated 06 August 2018

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2018 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the strategic report, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2018, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2018 Annual General Meeting, will be sent to shareholders on 10 August 2018.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

Kelly Lee

Deputy Company Secretary

06 August 2018

Diageo PLC – Diageo plc share repurchase programme
Dated 10 August 2018

10 August 2018

Diageo plc share repurchase programme

On 26 July 2018, the Board of Diageo plc approved a share buyback programme to return up to £2.0 billion to shareholders during the financial year ending 30 June 2019 ("the F19 Programme").

Diageo today announces that it has entered into a non-discretionary agreement with Citigroup Global Markets Limited ("Citi") to execute the first tranche of the F19 Programme to enable the company to buy back shares.  This agreement will commence 10 August 2018 and is expected to end no later than 31 January 2019. This initial tranche will be for a value of up to £1.4 billion with further tranche(s) to be announced during the financial year ending 30 June 2019.

Citi will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company.  Any purchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange or another recognised investment exchange.

The purpose of the buyback programme is to reduce the share capital of Diageo plc.  All shares purchased will be cancelled.

The buybacks will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares, and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and, in the case of Diageo plc, Chapter 12 of the Listing Rules.

The F19 Programme of up to £2.0 billion will fall within the maximum number of shares that may be repurchased pursuant to Diageo's existing general authority from shareholders to repurchase shares of 251,773,000 shares granted at its 2017 annual general meeting.  A renewed general authority to repurchase shares up to a maximum of 246,118,306 shares is being sought at Diageo's forthcoming annual general meeting on 20 September 2018.

ENDS

For further information

Media relations:	Bianca Agius	+44 (0) 208 978 1450
press@diageo.com

Investor relations:	Andy Ryan	+44 (0) 208 978 6504
Investor.relations@diageo.com
About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Publication of Prospectus
Dated 10 August 2018

10 August 2018

Diageo plc and Diageo Finance plc

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF PROSPECTUS

Diageo plc and Diageo Finance plc announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the United Kingdom Listing Authority on 10 August 2018 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor and Diageo Finance plc, as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5004X_1-2018-8-10.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://hemscott.com/nsm.do

ENDS

For further information

Media relations:	Bianca Agius	+44 (0) 208 978 1450
press@diageo.com

Investor relations:	Andy Ryan	+44 (0) 208 978 6504
Investor.relations@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 10 August 2018

Transaction in Own Shares
August 10, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 10, 2018	184,279	2823.50	2789.00	2805.72	XLON
August 10, 2018	138,495	2823.50	2789.50	2805.27	CHIX
August 10, 2018	27,226	2824.00	2789.50	2806.85	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5325X_1-2018-8-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Close of the PTO for shares in SJF
Dated 13 August 2018

13 August 2018

Close of the partial tender offer for shares in Sichuan Shuijingfang Company Limited

Subsequent to the announcements made on 25 June 2018 and 10 July 2018, the offer period for the partial tender offer made by Diageo, through its wholly owned subsidiary Grand Metropolitan International Holdings Limited ("GMIHL"), to increase its aggregate equity stake in Sichuan Shuijingfang Company Limited ("SJF") from approximately 39.71% to up to a maximum of 60% (the "PTO") closed on 11 August 2018.

As SJF distributed a cash dividend of RMB0.62 per share (inclusive of tax) during the offer period, the offer price was adjusted in accordance with the applicable local regulations from RMB62.00 per share to RMB61.38 per share with effect from 2 August 2018.

According to the information available to Diageo today, a total of 247,176,244 shares, representing approximately 50.59% of the issued share capital of SJF, have been tendered for acceptance under the PTO. Given that the number of shares tendered is more than the 99,127,820 maximum, GMIHL will purchase the shares tendered on a pro rata basis.

Settlement of the PTO is expected to take place on 17 August 2018.  On completion of the PTO, Diageo's aggregate equity stake in SJF will be 60%.  SJF will continue to meet the minimum public float requirement of the Shanghai Stock Exchange and its listing status will not be affected.

Further details on settlement are available in the Chinese language on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

Enquiries:

Investor Relations: Andy Ryan                                                    +44 (0) 20 8978 6504
                                                                                                      investor.relations@diageo.com

Media Relations: Bianca Agius                                                    +44 (0) 20 8978 1450
                                                                                                      press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo, the global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 13 August 2018

Transaction in Own Shares
August 13, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 13, 2018	179,625	2,800.50	2,776.00	2,787.69	XLON
August 13, 2018	99,942	2,801.00	2,777.00	2,787.73	CHIX
August 13, 2018	99,961	2,800.50	2,776.00	2,787.79	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6699X_1-2018-8-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 14 August 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 28.00	7
		2. £ 28.00	6
		3. £ 28.00	9
		4. £ 28.00	8
		5. £ 28.00	6
e)	Aggregated information	N/A
f)	Date of transaction	10 AUGUST 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Transaction in Own Shares
Dated 14 August 2018

Transaction in Own Shares
August 14, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 14, 2018	199,273	2,827.00	2,800.00	2,815.18	XLON
August 14, 2018	98,708	2,828.00	2,801.50	2,815.36	CHIX
August 14, 2018	99,083	2,828.00	2,800.00	2,815.38	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8102X_1-2018-8-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 August 2018

Transaction in Own Shares
August 15, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 15, 2018	218,660	2,816.00	2,754.50	2,778.39	XLON
August 15, 2018	98,988	2,815.00	2,755.00	2,778.45	CHIX
August 15, 2018	99,774	2,814.00	2,755.00	2,778.05	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9444X_1-2018-8-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 16 August 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	JAVIER FERRAN
b)	Position / status	CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	SHARE PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.80	298
e)	Aggregated information	N/A
f)	Date of transaction	16 AUGUST 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Transaction in Own Shares
Dated 16 August 2018

Transaction in Own Shares
August 16, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 16, 2018	250,000	2,794.00	2,763.50	2,778.69	XLON
August 16, 2018	100,000	2,794.00	2,762.50	2,778.99	CHIX
August 16, 2018	100,000	2,794.00	2,763.00	2,779.10	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0847Y_1-2018-8-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 August 2018

Transaction in Own Shares
August 17, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 17, 2018	220,000	2,797.00	2,775.00	2,786.69	XLON
August 17, 2018	120,000	2,797.00	2,775.00	2,786.82	CHIX
August 17, 2018	120,000	2,796.50	2,775.00	2,786.76	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2157Y_1-2018-8-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 August 2018

Transaction in Own Shares
August 20, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 20, 2018	220,000	2,811.50	2,768.50	2,801.26	XLON
August 20, 2018	114,565	2,811.50	2,784.50	2,801.40	CHIX
August 20, 2018	115,000	2,811.50	2,768.50	2,801.32	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3502Y_1-2018-8-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 August 2018

Transaction in Own Shares
August 21, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 21, 2018	264,535	2,809.50	2,764.50	2,786.41	XLON
August 21, 2018	149,892	2,809.50	2,764.50	2,786.89	CHIX
August 21, 2018	35,573	2,809.50	2,764.50	2,788.24	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4853Y_1-2018-8-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 August 2018

Transaction in Own Shares
August 22, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 22, 2018	249,747	2,762.50	2,727.00	2,747.89	XLON
August 22, 2018	159,674	2,762.50	2,727.00	2,747.78	CHIX
August 22, 2018	38,394	2,762.50	2,727.50	2,747.83	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6157Y_1-2018-8-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 August 2018

Transaction in Own Shares
August 23, 2018
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Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 23, 2018	228,605	2,778.50	2,756.00	2,764.78	XLON
August 23, 2018	137,211	2,778.50	2,756.00	2,764.44	CHIX
August 23, 2018	34,184	2,778.50	2,756.00	2,764.64	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7498Y_1-2018-8-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 August 2018

Transaction in Own Shares
August 24, 2018
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Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 24, 2018	225,848	2,763.00	2,740.50	2,752.48	XLON
August 24, 2018	135,071	2,763.00	2,740.50	2,752.48	CHIX
August 24, 2018	39,081	2,763.00	2,740.50	2,752.69	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8792Y_1-2018-8-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 August 2018

Transaction in Own Shares
August 28, 2018
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Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 28, 2018	254,571	2,755.50	2,733.50	2,745.62	XLON
August 28, 2018	151,868	2,755.50	2,733.50	2,745.54	CHIX
August 28, 2018	42,620	2,755.50	2,734.00	2,746.13	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0534Z_1-2018-8-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 August 2018

Transaction in Own Shares
August 29, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 29, 2018	256,422	2,755.00	2,714.00	2,736.90	XLON
August 29, 2018	158,959	2,755.00	2,714.00	2,737.65	CHIX
August 29, 2018	34,619	2,755.00	2,714.00	2,737.22	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1951Z_1-2018-8-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares

 Dated 30 August 2018

Transaction in Own Shares

August 30, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 30, 2018	248,775	2,727.50	2,706.00	2,717.33	XLON
August 30, 2018	160,002	2,727.50	2,706.00	2,717.61	CHIX
August 30, 2018	34,204	2,727.50	2,706.00	2,717.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/3267Z_1-2018-8-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 August 2018

Transaction in Own Shares
August 31, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 31, 2018	258,448	2,714.00	2,690.00	2,704.93	XLON
August 31, 2018	156,019	2,714.50	2,690.50	2,705.13	CHIX
August 31, 2018	31,707	2,714.00	2,692.00	2,704.04	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4836Z_1-2018-8-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 04 September 2018

By:___/s/James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary